UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
AGA MEDICAL HOLDINGS, INC.

(Name of Issuer)
COMMON STOCK, $0.01 par value

(Title of Class of Securities)
008368102

(CUSIP Number)
October 20, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	008368102	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS Gougeon Shares, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Minnesota

	5	SOLE VOTING POWER

NUMBER OF		932,883

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		932,883

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

	932,883

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Franck L. Gougeon is also deemed to beneficially own such common stock by application of Rule 13d-3(a) as promulgated under the Act.

CUSIP No.	008368102	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS Franck L. Gougeon Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Minnesota

	5	SOLE VOTING POWER

NUMBER OF		9,151,439

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,151,439

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (2)

	9,151,439

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	18.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(2) Franck L. Gougeon is also deemed to beneficially own such common stock by application of Rule 13d-3(a) as promulgated under the Act.

CUSIP No.	008368102	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS Franck L. Gougeon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		10,084,322

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,084,322

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (3)

	10,084,322

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	20.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(3)   Franck L. Gougeon is deemed to beneficially own the common stock held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust by application of Rule 13d-3(a) as promulgated under the Act.

Page 5 of 9 Pages

SCHEDULE 13G
Item 1(a) Name of Issuer.
          AGA Medical Holdings, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
          5050 Nathan Lane North
          Plymouth, MN 55442
Item 2(a) Name of Person Filing.
          This statement is being filed by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC, a Minnesota limited liability company, (“Gougeon Shares, LLC”), and Franck L. Gougeon Revocable Trust Under Agreement Dated June 28, 2006, as Amended on April 21, 2008 & as Amended & Restated on August 18, 2008, a trust created under the laws of Minnesota (“Franck L. Gougeon Revocable Trust”), each a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making a single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).
Item 2(b) Address of Principal Business Office.
          4729 Annaway Drive
          Edina, Minnesota 55436
Item 2(c) Place of Organization of each reporting person.
          Franck L. Gougeon is a Minnesota resident; Gougeon Shares, LLC is Minnesota limited liability company; and Franck L. Gougeon Revocable Trust was created under Minnesota law.
Item 2(d) Title of Class of Securities.
          Common Stock, $0.01 par value
Item 2(e) CUSIP Number.
          008368102
Item 3 Reporting Person.
          Not applicable.

Page 6 of 9 Pages

Item 4 Ownership.
Items (a) through (c).
The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover page(s) to this Schedule 13G. Franck L. Gougeon is deemed to beneficially own the common stock held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust by application of Rule 13d-3(a) as promulgated under the Act. As of the time of this Schedule 13G, Franck L. Gougeon has the beneficial ownership disclosed in this Schedule 13G solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. The ownership percentages are based on 50,094,145 shares of Common Stock outstanding as of November 13, 2009, as reported in the Issuer’s Quarterly Report on Form 10Q for the period ended September 30, 2009. The Reporting Persons are party to that certain Third Amended and Restated Stockholders Agreement, dated as of October 20, 2009, filed on October 20, 2009 as Exhibit 4.1 to Amendment 12 to Form S-1.
Item 5 Ownership of Five Percent or Less of a Class.
          Not applicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
          Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
          Not applicable.
Item 8 Identification and Classification of Members of the Group.
          See Exhibit 2.
Item 9 Notice of Dissolution of Group.
          Not applicable.
Item 10 Certification.
          Not applicable.

Page 7 of 9 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010	By:	/s/ Franck L. Gougeon Franck L. Gougeon, individually

GOUGEON SHARES, LLC

	By:	/s/ Franck L. Gougeon

Name: Franck L. Gougeon
Title: President and Chief Manager

FRANCK L. GOUGEON REVOCABLE TRUST Under Agreement Dated June 28, 2006, as Amended on April 21, 2008 & as Amended & Restated on August 18, 2008

	By:	/s/ Franck L. Gougeon

Name: Franck L. Gougeon
Title: Trustee

Page 8 of 9 Pages

Exhibit 1
JOINT FILING AGREEMENT
     The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated: February 12, 2010	By:	/s/ Franck L. Gougeon Franck L. Gougeon, individually

GOUGEON SHARES, LLC

	By:	/s/ Franck L. Gougeon

Name: Franck L. Gougeon
Title: President and Chief Manager

FRANCK L. GOUGEON REVOCABLE TRUST
Under Agreement Dated June 28, 2006, as Amended on April 21, 2008 & as Amended & Restated on August 18, 2008

	By:	/s/ Franck L. Gougeon

Name: Franck L. Gougeon
Title: Trustee

Page 9 of 9 Pages

Exhibit 2
Identification and Classification of Members of a Group
Franck L. Gougeon, Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust are filing this statement on Schedule 13G as a group.
Franck L. Gougeon Revocable Trust is a trust formed under Minnesota law under Agreement Dated June 28, 2006, as Amended on April 21, 2008 & as Amended & Restated on August 18, 2008.
Gougeon Shares, LLC is a Minnesota limited liability company.
Franck L. Gougeon, a Minnesota resident, is the President and Chief Manager Gougeon Shares, LLC the Trustee of the Franck L. Gougeon Revocable Trust.